For Immediate Release

BioLineRx Announces Appointment of Commercial Strategy
and Operations Veteran Holly W. May as
Chief Commercial Officer

- Appointment adds diverse commercial experience in new product planning, commercialization strategies and launch readiness spanning 13 career launches, including specific expertise in hematopoietic stem cell mobilization -

Tel Aviv, Israel, June 16, 2022 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a late clinical-stage biopharmaceutical company focused on oncology, today announced that the Company has appointed biopharmaceutical veteran executive Holly W. May as its Chief Commercial Officer. In this newly created role, based in the U.S., Ms. May will be responsible for the commercial planning, positioning and launch oversight for Motixafortide in the stem cell mobilization indication across the U.S. market, assuming FDA approval.

“In anticipation of potential approval next year, we continue to engage in pre-launch activities for Motixafortide in stem cell mobilization for the U.S. market, and are very pleased that Holly has joined the team to lead this effort,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “Her vast experience spanning 13 career launches, with specific expertise in hematopoietic stem cell mobilization from her recent work in gene therapy, will serve us well, regardless of the commercial approach that we take – independently or with a partner.”

“We believe that this opportunity can be comprehensively addressed with a lean organization initially targeting the approximately 80 transplant centers that perform the vast majority of transplant procedures, and that Holly’s existing relationships with many of these centers can help maximize the potential for Motixafortide to capture a significant share of what is estimated to be a $360 million annual U.S. market, and growing steadily,” Mr. Serlin concluded.

“After carefully reviewing both the clinical and pharmacoeconomic data for Motixafortide from the GENESIS Phase 3 study, it is clear to me that we are poised to introduce a new standard of care in stem cell mobilization, first in multiple myeloma, and potentially in other hematological cancers as well,” stated Ms. May. “I am pleased to be joining the BioLineRx team, where I intend to leverage my own work in stem cell mobilization, to lead the commercialization effort in the U.S., following potential FDA approval.”

BioLineRx remains on track to submit its New Drug Application to the FDA in mid-2022, consistent with prior guidance.

Prior to joining BioLineRx, Ms. May served as Chief Commercial Officer at AVROBIO since September 2019, where she was responsible for building the company’s global commercial organization and over-arching commercial capabilities, inclusive of driving the development and execution of commercial strategy. Prior to that, she served as Vice President and Head of Commercial at SOBI, Inc., where she led all aspects of commercial strategy, operations and performance. Prior to joining SOBI, Ms. May held leadership roles of increasing strategic importance across marketing, operations, sales, and planning at Sanofi and Genzyme, with her last roles encompassing Vice President in the Genzyme rare disease unit, and Head of Marketing, Operations and Strategic Planning for Sanofi’s global oncology division. She holds a BA in Zoology from Miami University of Ohio, and an MBA with a concentration in marketing from the University of Akron.

About BioLineRx
BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a late clinical-stage biopharmaceutical company focused on oncology. The Company’s lead program, Motixafortide (BL-8040), is a cancer therapy platform that was successfully evaluated in a Phase 3 study in stem cell mobilization for autologous bone-marrow transplantation, has reported positive results from a pre-planned pharmacoeconomic study, has successfully completed a pre-NDA meeting with the FDA, and is currently in preparations for an NDA submission. Motixafortide was also successfully evaluated in a Phase 2a study for the treatment of pancreatic cancer in combination with KEYTRUDA® and chemotherapy, and is currently being studied in combination with LIBTAYO® and chemotherapy as a first-line PDAC therapy.

BioLineRx is also developing a second oncology program, AGI-134, an immunotherapy treatment for multiple solid tumors that is currently being investigated in a Phase 1/2a study.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events.

Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” and “would,” and describe opinions about future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of BioLineRx's preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; BioLineRx's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of BioLineRx's therapeutic candidates; BioLineRx's ability to establish and maintain corporate collaborations; BioLineRx's ability to integrate new therapeutic candidates and new personnel; the interpretation of the properties and characteristics of BioLineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx's expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx's industry; statements as to the impact of the political and security situation in Israel on BioLineRx's business; and the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2022. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
Tim McCarthy
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com

or

Moran Meir
LifeSci Advisors, LLC
+972-54-476-4945
moran@lifesciadvisors.com